U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

Avnet, Inc.
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   (Last)               (First)                 (Middle)

2211 South 47th Street
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                                    (Street)

Phoenix                            Arizona                       85034
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

March 2, 2000
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3. IRS Identification Number of Reporting Person (if an entity)

11-1890605
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4. Issuer Name and Ticker or Trading Symbol

Savoir Technology Group, Inc. (Symbol: SVTG)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)




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FORM 3 (Continued)


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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
Option (contingent       (see       (see            Common Stock           2,067,536     generally        D
right to buy)(see        attached)  attached)                                            $7.85 per
attached)                                                                                share (see
                                                                                         attached)
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Option (contingent       (see       (see            Common Stock           2,023,435     generally        D
right to buy)(see        attached)  attached)                                            $6.83 per
attached)                                                                                share (see
                                                                                         attached)
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


Explanation of Responses:

          (See attached)                                      (See attached)
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       Signature of Reporting Person                             Date



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FORM 3 CONTINUATION SHEET


                             EXPLANATION OF RESPONSE

     This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by Avnet, Inc., a New York corporation ("Avnet"). On March 2, 2000, Avnet, Tactful Acquisition Corp., a wholly owned subsidiary of Avnet ("Merger Sub"), and Savoir Technology Group, Inc. ("Savoir") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Savoir (the "Merger"). In connection with the Merger Agreement, Avnet and Savoir entered into an Option Agreement (the "Savoir Option Agreement"), dated as of March 2, 2000, under which Savoir granted Avnet an option (the "Savoir Option") to purchase up to 2,023,435 shares of Common Stock, par value $.01 per share, of Savoir ("Savoir Common Stock"), representing 15.0% of the issued and outstanding Savoir Common Stock, at an exercise price of $6.83 per share, subject to certain customary anti-dilution adjustments. Also in connection with the Merger Agreement, Avnet entered into an Inducement Agreement (the "Inducement Agreement"), dated as of March 2, 2000, with P. Scott Munro, Carlton Joseph Mertens II, Dennis Polk, Bob O'Reilly, Larry Smart, Angelo Guadagno, Bill Sickler, Mike Gunnels and Guy Lammle (collectively, the "Savoir Stockholders") under which each of the Savoir Stockholders granted Avnet an option (collectively, the "Stockholders' Option") to purchase such Savoir Stockholder's shares (collectively, 2,067,536 shares) of Savoir Common Stock at an exercise price of $7.85 per share, subject to certain customary anti-dilution adjustments.

     Except in certain limited circumstances, Avnet may not exercise the Stockholders Option until Savoir or its stockholders shall have received in writing, or there shall have been published, a competing proposal to acquire 15% or more of the equity securities or assets of Savoir, and Avnet may not exercise the Savoir Option until a termination of the Merger Agreement pursuant to certain of the termination provisions contained therein.

     Prior to the Savoir Option and the Stockholders' Options becoming exercisable and being exercised, Avnet expressly disclaims beneficial ownership of the shares of Savoir Common Stock which are purchasable by Avnet thereunder. Neither the filing of this Form nor any of its contents shall be deemed to constitute an admission that Avnet is the beneficial owner of the shares of Savoir Common Stock subject to the Savoir Option and the Stockholders' Options for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

     The foregoing summaries of the Savoir Option Agreement and the Inducement Agreement is qualified in their entirety by reference to such agreements, which have been filed as exhibits to Avnet's Schedule 13D filed with respect to Savoir on the date hereof.



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                         SIGNATURES OF REPORTING PERSONS

Dated:  March 13, 2000.
                                          AVNET, INC.

                                          By:/s/David R. Birk
                                             ----------------
                                             Name:  David R. Birk
                                             Title: Authorized Signatory